Exhibit 99.1

CollPlant Biotechnologies Provides a Corporate Update

- Additional patent granted for photocurable dermal filler

- Update on AbbVie dermal filler program and achievement of contingent payment

- Plan for cost reductions in place to extend cash runway

REHOVOT, Israel, February 12, 2025 – CollPlant Biotechnologies (Nasdaq: CLGN), or “CollPlant”, a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived collagen for tissue regeneration and medical aesthetics, today provided a corporate update.

Photocurable Dermal Filler Program: Additional Patent Granted

CollPlant today announced it has been granted U.S. Patent No. 12,186,449 related to its photocurable dermal filler product candidate. The patent relates to polymerizable solutions that are comprised of modified recombinant human collagen (rhCollagen) and other constituents such as hyaluronic acid. The Patent will expire on 2 May 2039.

Mr. Yehiel Tal, Chief Executive Officer of CollPlant Biotechnologies, commented, “We are very proud of obtaining another U.S. patent for our photocurable product candidate. The photocurable filler is differentiated from existing fillers in the market since it is designed to enable tissue regeneration and tissue contouring in addition to offering superior skin lifting capacity. The U.S. is one of CollPlant's strategic target markets, and with the patents we are amassing for this candidate, as well as the duration of protection granted for each, this provides a significant achievement to strengthen our intellectual property in this important territory, as well as set a high barrier to entry for any competition”.

Dermal Filler Program

Under CollPlant’s existing development and commercialization agreement, CollPlant has granted AbbVie a worldwide exclusive license to use CollPlant’s rhCollagen technology in combination with AbbVie's proprietary technologies for the production and commercialization of dermal and soft tissue fillers.

AbbVie is collecting data and conducting a review of interim results from the first cohort of patients enrolled in the dermal and soft tissue filler clinical trials initiated in 2023 and next steps for the program are to be determined upon complete assessment.

Separately, CollPlant announced today the receipt of a contingent payment with respect to CollPlant’s rhCollagen, which, according to the development and commercialization agreement, triggers a $2 million payment from AbbVie to CollPlant.

Mr. Tal stated, "Our collagen has been fully characterized for its molecular, biological and physical properties, and is therefore considered an attractive scaffolding molecule for tissue regeneration, that is not eliciting an immune response.” Tal added “We plan to provide an update when the AbbVie clinical trial has concluded.”

Cost Reductions in Place

CollPlant recently updated its expense forecast and has initiated a cost cutting and workforce reduction plan. CollPlant's updated allocation of resources is expected to result in a reduction in CollPlant’s workforce by approximately 20% and based on current estimates, allow it to continue its business activities including those related to its primary research and development programs until at least the second quarter of 2026.

Mr. Tal added, “In 2025 CollPlant will focus its activities on advancing the development of its product candidate pipeline, including the development of the regenerative breast implant product candidate towards the clinical phase. I look forward to providing updates on our programs throughout the year.”

In accordance with today’s press release, please refer to CollPlant’s latest corporate presentation that can be found on its website, www.collplant.com, within the Investors/Company Info/Presentations section, or you may access the updated presentation directly at the link here.

About CollPlant Biotechnologies

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant-based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com

Forward-Looking Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future such as expectations regarding CollPlant’s cash resources. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all, including uncertainties surrounding the methods of fundraising and the Company’s preferences regarding such methods; the Company’s expectations regarding the costs and timing of commencing and/or concluding pre-clinical and clinical trials with respect to breast implants, tissues and organs which are based on its rhCollagen based BioInk and other products for medical aesthetics, and specifically the Company’s ability to initiate its next large-animal study for its breast implants in a timely manner, or at all; the Company’s or Company’s strategic partners’ ability to obtain favorable pre-clinical and clinical trial results, including with respect to the Company’s dermal filler product; regulatory action with respect to rhCollagen-based bioink and medical aesthetics products or product candidates including, but not limited to, acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations, including its partnership with AbbVie and its ability to continue to receive milestone and royalties payments under the AbbVie agreement; the Company’s reliance on third parties to conduct some or all aspects of its product development and manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates, including, with respect to the ongoing war in Israel, projected capital expenditures and liquidity, changes in the Company’s strategy and development plans and projects,, and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant are contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Email: Eran@collplant.com

Investors:

LifeSci Advisors
Dan Ferry
daniel@lifesciadvisors.com

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